Bingham McCutchen

One Federal Street

Boston, MA 02110-1726

December 16, 2010

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Green Century Funds
(33-41692; 811-06351)/Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of our client, Green Century Funds, a Massachusetts business trust (the “Trust”), we enclose herewith pursuant to Rule 20a-1 under the Investment Company Act of 1940, as amended, and Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), a preliminary copy of the:

-	Letter to Shareholders,
-	Notice of Special Meeting of Shareholders,
-	Proxy Statement, and
-	Form of Proxy

to be used in connection with the Special Meeting of Shareholders of Green Century Equity Fund, a series of the Trust, to be held on March 22, 2011. In compliance with Rule 14a-6(d) under the 1934 Act, definitive copies of the enclosed materials filed pursuant to Rule 14a-6(a) are intended to be first given or sent to shareholders on or about January 21, 2011.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

Jeremy Kantrowitz